AmREIT, Inc.
                             8 Greenway Plaza, Ste. 824
                             Houston, TX 77046

                             October 18, 2001




VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:    AmREIT, Inc.
                Registration Statement on Form S-4 (Registration No. 333-71666)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by AmREIT, Inc. to withdraw the above-referenced filing which was filed with the Securities and Exchange Commission on October 16, 2001.

         AmREIT is withdrawing such Registration Statement because it was inadvertently filed as a new Registration Statement rather than as Amendment No. 4 to its Registration Statement on Form S-4 (Registration No. 333-81885). AmREIT is filing such Amendment No. 4 concurrently with the filing of this withdrawal notification.

         Please provide AmREIT with a copy of the order granting withdrawal of the filing as soon as it is available.

         If you have any questions regarding this application, please contact AmREIT's legal counsel, Kenneth L. Betts of Locke Liddell & Sapp LLP at (214) 740-8743.

                                   Sincerely,

                                  AmREIT, Inc.

                                  By: /s/ Charles C. Braun
                                  --------------------------------
                                  Name:  Charles C. Braun
                                  Title: Executive Vice President

cc:      Elaine Wolff
         Kenneth L. Betts